THE BEARD COMPANY

HARVEY PARKWAY

301 N.W. 63rd STREET, SUITE 400

OKLAHOMA CITY, OKLAHOMA 73116

(405) 842-2333 FAX: (405) 842-9901

 January 15, 2010

VIA EXPRESS MAIL &

FACSIMILE (703) 813-6968

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-0510

Dear Mr. Cash:

The following is offered in response to your letter of November 20, 2009 regarding The Beard Company’s Form 10-K for the Fiscal Year Ended December 31, 2008:

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 4

Efforts to Improve Cash Flow; Private Debt placements, page 5

Bank Credit Facilities, page 6

Comment No. 1

We have noted your comment concerning our disclosure in the two sections above. In future filings we will simplify our disclosure by focusing on how the steps we have taken to improve our liquidity have affected the development of our business. A more detailed disclosure on this topic will be included in management’s discussion and analysis.

Major Turnaround in Progress, page 8

Comment No. 2

In future filings we will revise our disclosure to minimize the subjective language used to describe the status of our business initiatives and will minimize the use of phrases such as you have cited in this Comment.

Comment No. 3

We recognize the fact that the CO2 segment was substantially the Company’s sole source of revenue in 2008 and that we had operated at a loss for the prior nine years. Our change in strategy and our decision to sell our remaining interest in the McElmo Dome Unit was dictated primarily by the following factors:

•

Based upon our analysis of the future CO2 market for the coming years, we envisioned that there would be a number of new sources of CO2 supply coming onstream in the next two to five years, particularly in our market area, and that we would most likely be facing reduced CO2 pricing at McElmo Dome as a result.

•

We are totally averse to those who believe in the theories behind global warming and cap and trade. However, we did not want to be exposed to the potential adverse effect, in terms of both costs and pricing, that future federal legislation stemming from these initiatives might have on all segments of the CO2 industry.

•

We had an offer on the table to purchase our remaining interest in McElmo Dome that we believed, based on conversations with the purchaser, was predicated upon future CO2 price escalation that we doubted would occur due to the factors cited above.

•

The McElmo sale provided the cash needed to increase our participation in an oil deal (the Dilworth Field) where we already had a carried 10% interest. The sale not only gave us the opportunity to increase our interest in the Dilworth project; it also helped to solve our (then) current debt and cash flow problems. Our $700,000 investment in the Field increased our participation from (i) zero before payout and 10% after payout to (ii) 10% before payout and 14% after payout. Based upon our projections, we expect to recoup 3.5 times our investment (or $2,450,000) within six to eight months following the startup of water injection in the Field, resulting in projected revenues to our interest of more than $6,000,000 and net profits of more than $4,500,000 in 2010.  If these projections prove to be correct, the Dilworth project will generate a return on investment substantially greater than the returns generated in the past by our CO2 segment.

•	The McElmo Dome sale also gave us the ability to increase our participation in the Geohedral mining project where we believe we have a saleable discovery of gold, silver and other minerals.

While your statement that “none of the Alden, Geohedral or Dilworth projects are currently operational” was correct at the time it was written, the Dilworth project actually started up in late December and we expect to announce such fact with preliminary results shortly. We have been advised that the Alden project has been funded and anticipate that construction will start within the next 60 days. Geohedral is a longer range project which by its nature will have no near term operating results. It could, however, generate income in the near term if the company is successful in selling a portion of its interest to other mining partners.

Our liquidity discussion in the MD&A section of our 2009 Form 10-K will address the impact that our new business strategy will have on our sources and uses of cash and will provide among other things a detailed analysis of the material factors underlying management’s decision regarding our change in strategy along the lines outlined above.

Coal Reclamation Activities, page 9

Comment No. 4

The Company’s coal reclamation activities in fiscal year 2008 were limited, involving primarily laboratory services and slurry pond drilling of potential reclamation sites for third parties. The description under the “Principal Products and Service” correctly describes the services that Beard Technologies has provided in the past and can provide. However, such activities have been quite limited in recent years because the segment has focused primarily on developing slurry recovery projects in partnership with third parties or, alternatively, projects which it hopes to finance. An example of such activities is the Alden project in Kentucky where our partners now advise that the project has been funded and construction of the facilities is expected to commence in the near future.

Regarding Beard Technologies’ patented mulled coal process, this technology is particularly useful in extremely cold environments such as Alaska and parts of China. The base U.S. Patent for the technology will expire on August 3, 2010. Although we will still have the technology, because the patent has never been utilized commercially and is no longer deemed to be material, we deleted it from our Table of Exhibits several years ago. We plan to delete any reference to the technology from our website which is currently undergoing a major revision.

In future filings we will revise our disclosure to include the information required by subparagraphs (i) and (vii) of Item 101(h)(4) of Regulation S-K.

Environmental Matters, page 12

Comment No. 5

In future filings we will revise our disclosure to discuss the cost and effect of compliance with applicable environmental laws in accordance with Item 101(h)(4)(xi) of Regulation S-K.

e-Commerce, page 15

Comment No. 6

In accordance with Item 101(h)(4)(vii) of Regulation S-K, we will in future filings identify the duration of the Voucher Patent. We have not filed the UCG patent license agreement as an exhibit to our annual report because it is not a material contract, having generated no license or sublicense fees and only $5,000, $5,000 and $5,000 of royalties in 2008, 2007 and 2006, respectively, versus total revenues for such years of $1,505,000, $1,467,000 and $1,717,000, respectively.

Oil and Gas Operations, page 18

Comment No. 7

Although the Company has in the past been acquiring oil and gas leases from the U.S. government and various state governments on a “non-competitive” basis, such activities were not significant enough to become a segment until 2005 when eight producing gas wells were drilled in Colorado under a farmout arrangement on one of the leases we had acquired on such basis. As a result, we were required to include oil and gas as a reporting segment beginning in 2005.

In 2009 we acquired an interest in the Dilworth Field in Oklahoma where we are finalizing the installation of a major waterflood which began producing in late December of 2009 and which is expected to generate a significant amount of revenue and net income to the Company beginning in 2010. As a result of this activity, the acquisition of leases on a “non-competitive” basis has already ceased to be relevant and accordingly do not plan to discuss this activity in the future, unless you require us to do so.

For your information, when a party files with the Bureau of Land Management to acquire a Federal oil and gas lease covering onshore property it will normally be issued to such party if the land involved is not already subject to a lease, if the papers are properly filled out and the necessary filing fees are paid. If the filing documents are in order, the first qualified party to file gets the lease. There is no competitive bidding; merely “first come, first served.” Contrast this to offshore leases where the leases are put up for bidding by the Federal government and are normally sold to the highest bidder unless the bid is not deemed to be adequate. That and the fact that offshore Federal leases normally contain a higher royalty than onshore Federal leases are the principal distinctions between “non-competitive” and “competitive” leases. Some state leases are sold on a bid basis if they are offset to production; otherwise it is normally “first come, first served.” The Company does not have any offshore leases.

Environmental and Worker Safety Matters, page 21

Comment No. 8

In future filings we will revise our disclosure to identify the specific business activities that expose us to compliance with applicable environmental and worker safety laws and regulations.

Other Corporate Activities, page 22

Office and Other Leases, page 23

Comment No. 9

In future filings we will revise our disclosure to include the new BTI facilities in Somerset, Pennsylvania.

Item 5. Market for the Registrant’s Common Equity and Related Stockholder Matters, page 26

Comment No. 10

The 72,240 warrants shown in column (a) of our Item 201(d) of Regulation S-K disclosure were issued pursuant to an arrangement with a local investment banking firm (and licensed broker-dealer – the “Firm”) as part of their commission for selling a portion of the convertible notes and warrants sold in the private placement of our 2010 Notes described in footnote E to the table included as part of our Item 201(d) disclosure. At their request, 20% of the warrants were distributed to the Firm and the remaining warrants were distributed to two of the Firm’s affiliated brokers who participated in the sales effort. The warrants distributed to the three parties were not issued pursuant to a plan.

In reviewing the table that was included as part of the 201(d) disclosure, we noted that the 12,869 warrants discussed in footnote F should not have been included in the table at all since they wereissued to the note purchasers in connection with the 2009 offering and were not issued pursuant to a plan.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and capital resources, page 31

General

Comment No. 11

In future filings we will ensure that our discussion will include discussion of our outstanding debt, and to the extent that we are subject to compliance with any debt covenants and other financial ratios we will disclose what they are.

Comment No. 12

The phrase “remains bright” was obviously a poor choice of words. We should have stated that “the outlook for the Coal Segment has now brightened,” continuing on with the disclosure that was made concerning the projects under development and in various stages of financing. With regard to the two projects mentioned in our disclosure, we furnished details concerning the economics expected to result to BTI if the required financing for the Alden project in Kentucky was secured. Although it took longer than anticipated to secure the financing, our partners now advise that the project has been funded and construction of the facilities is expected to commence in the near future. The other project mentioned, the TransAlta project, is still under development, but is not now expected to occur before the last half of 2010 at the earliest.

In future filings we will revise our disclosure to provide the basis of the statements we make concerning the outlook for any segment. We will also ensure that we tie management’s outlook for the Coal Segment to the change in business strategy discussed in Comment No. 3 above.

Management’s Annual Report on Internal Control Over Financial Reporting, page 35

Comment No. 13

Section 228.308 (Item 308) of Rule 404 of Sarbanes-Oxley says that management is to provide a report that contains “management’s assessment of the effectiveness of the small issuer’s internal control over financial reporting as of the end of the small issuer’s most recent fiscal year.” The rule goes on to state that “management is not permitted to conclude that the small business issuer’s internal control over financial reporting is effective if there are one or more material weaknesses in the small business issuer’s internal control over financial reporting.” We noted that a material weakness existed during the year but also noted that the causes for the material weakness were disposed of on December 31, 2008. Therefore, we concluded that since, as of the end of the year, thefactors that created the material weaknesses no longer existed,our internal control over financial reporting was effective. The remaining subsidiaries in the China Segment, which we plan to dissolve prior to year-end 2010, have ceased operations and are not material to the operations of the Company in any respect. We believe we adequately disclosed there had been a material weakness but that the causes for that material weakness were disposed of and that, as of the end of December 31, 2008, the internal controls over financial reporting were and are effective. (See also our response to Comment No. 22).

Note 1. Summary of Significant Accounting Policies

Option Activity

Comment No. 14

We will revise future filings to ensure that all shares and related disclosures consistently and retroactively reflect the 2-for-1 stock effected in November of 2009 in accordance with SAB Topic 4:C.

Investments and Other Assets

Investment in and Advances to Geohedral LLC

Comment No. 15

We will revise future filings to disclose the facts and circumstances that led to the impairment of the entire carrying value of our investment in Geohedral LLC at December 31, 2008 in accordance with paragraph 26 of SFAS 144.

Note 15. Segment Information

Comment No. 16

We will revise future filings to provide a reconciliation of total segment profit to pre-tax operating income in accordance with paragraph 32(b) of SFAS 131 and to identify and describe each significant reconciling item.

Item 15. Exhibits and Financial Statement Schedules

Comment No. 17

In future filings we will ensure that asset purchase agreements and similar agreements are filed as number (2) exhibits pursuant to Item 601(b)(2) of Regulation S-K.

Comment No. 18

We did not file Exhibit A to the Amended and Restated Business Loan Agreement dated December 8, 2008 (Exhibit 10.12) and the Form of Amended and Restated Deed of Trust of equivalent date (Exhibit 10.14). In each case the Exhibits were a schedule of the properties upon which a lien was being placed, and the Exhibits were omitted since we felt that such information was not necessary to an investor’s understanding of the documents involved.

Exhibit 31.1 – Chief Executive Certification

Exhibit 31.2 – Chief Financial Officer Certification

Comment No. 19

In future filings we will remove the chief executive officer and chief financial officer’s title in the introductory line to each 302 certification

Comment No. 20

Attached is a copy of the Form 10-K/A which we will file today, including certificates that contain paragraph 4(b). The Form 10-K/A includes the cover page, explanatory note, signature page and Items 1, 2, 4, and 5 of the certifications. The revised certifications refer to Form 10-K/A and are currently dated.

FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Financial Statements

Comment No. 21

We will provide in future filings the subsequent events disclosure required by paragraph 12 of SFAS 165.

Item 4. Controls and Procedures, page 27

Comment No. 22

We still have a minor amount of assets owned by our subsidiaries in the China Segment. Those assets, which are non-operating assets located in the U.S.A., are not material and we ceased operations in the Segment as of December 31, 2008. Total net losses for the Segment for the year 2009 were less than $300. We will dispose of the remaining assets when the right opportunity arises but we do not anticipate realizing any material gains or losses on the disposal. We believe because: (i) the remaining amounts involved are not material; (ii) we have disposed of all of the Segment’s material assets and liabilities; and (iii) we discontinued the operations in the only Segment previously identified as potentially having a material weakness in internal controls, that we are justified in saying that our controls and procedures are effective.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 30, 2009

Executive Compensation and Other Information, page 11

Compensation Discussion and Analysis, page 11

Comment No. 23

In future filings we will be sure to discuss the factors taken into consideration by the compensation committee in determining the size of any special bonus awarded to the named executive officers.

Summary Compensation Table, page 15

Comment No. 24

In future filings we will make certain that in accordance with Item 402(n)(2)(ix) of Regulation S-K we disclose in the “All other compensation” column of the Summary Compensation Table all other compensation for the covered fiscal year that has not been properly reported in any other column of the Table. To the extent applicable, in future filings we will make any necessary changes to include all other compensation paid to the named executive officers.

Compensation of Outside Directors, page 16

Comment No. 25

We understand your confusion. The narrative disclosure which followed the tabular presentation in the Proxy Statement should have read as follows (changes in bold):

“Our Board determines all cash and non-cash compensation paid to our outside directors. We use a combination of cash and stock-based compensation to attract and retain candidates to serve on our Board. We pay our non-employee directors a quarterly fee of $1,500 for their services plus the following fees for directors' meetings which they attend: annual and 1-1/2 day meetings -- $750; regular meeting -- $500; telephone meeting -- $100 to $300 depending upon the length of the meeting. In 2008 the non-management directors each received $1,500 per quarter for their services, and also received $2,750 each for their attendance at meetings. $1,000 of the quarterly fees and $300 of the meeting fees were deferred as reflected in column (f) of the above table. $5,000 of the quarterly fees and $2,450 of the meeting fees were paid in cash. They also receive a small year-end bonus depending upon their length of service as directors of us and Beard Oil. Such bonus amounted to $1,000 each for Messrs. Hallock and Price and $550 for Mr. Martin in 2008. (See “Nonqualified Deferred Stock Compensation Plans – The 2005 DSC Plan” above for additional details). Under the Plan, the electing directors could defer all or a portion of their fees until termination of service or termination of the Plan, at which time the accounts are settled by distribution of a number of shares of our common stock equal to the number of Units credited under the Plan. A Unit is equal to the amount deferred divided by the fair market value of a share of common stock on the date of deferral. All of the directors deferred their quarterly fees and their attendance fees for the first two months of 2008 pursuant to the Plan, which was terminated on February 29, 2008. We also provided some health benefits for our non-management directors who are not otherwise covered. However, the value of such benefits amounted to less than $10,000 each and is not included in the above table. None of the directors received additional compensation in 2008 for their committee participation. Outside directors also receive reimbursement of out-of-pocket expenses incurred in connection with attendance at meetings. Our employee directors are not compensated for their services as a director of our Board.”

Since the table in the Proxy Statement as originally filed is correct, we do not believe that filing an amendment to our Proxy Statement serves any useful purpose at this point since we’ve had no inquiries concerning the table or the narrative disclosure since it was distributed. However, we are certainly amenable to doing so if you desire.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not
•	foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated
•	by the Commission or any person under the federal securities laws of the United States.

In conclusion, we would like to thank you and the staff for accommodating our request to delay the filing of our responses to your comments until today.

Sincerely yours,

THE BEARD COMPANY

/s/ Herb Mee, Jr. Herb Mee, Jr., President and Chief Financial Officer	/s/ Jack A. Martine Jack A. Martine, Controller and Chief Accounting Officer

cc:	Jim Salmons
Cole & Reed, P.C.

Jerry A. Warren
McAfee & Taft A Professional Corporation